Energy for the Future

January 5, 2006

Ms. Angela Crane

Branch Chief, Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ener1, Inc., File No. 000-21138

Form 10-KSB for the Fiscal Year Ended December 31, 2004, Filed April 15, 2005; Form 10-QSB for the Fiscal Quarters Ended March 31, 2005 and June 30, 2005

Dear Ms. Crane:

This letter responds to your letter dated December 14, 2005, regarding the Company’s Form 10-KSB filed on April 15, 2005 and Form 10-QSB for the quarters ended March 31, 2005 and June 30, 2005 (collectively, the “Filings”). Your comment is set forth below, followed by the Company’s related response. The Company prepared this response with the assistance of Gibson, Dunn & Crutcher, LLP, the Company's outside legal counsel and the assistance of Malone & Bailey, the Company’s current independent registered public accounting firm.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Comment 1. Please refer to prior comments 8, 9, 12, 13, 17, 18 and 19. We are aware of the guidance provided to you by the Commission's office of Chief Accountant on December 13, 2005. We await your conclusion regarding the application of EITF-0019 and SFAS 133 as it relates to your convertible debt agreements, warrants and redeemable convertible preferred stock.

Response 1

The Company has evaluated the application of EITF 00-19 and SFAS 133 to the following financial instruments:

•	conversion feature of the Senior Subordinated Convertible Debentures due January 2009 issued by the Company (the "2004 Debentures");

•	Warrants to purchase Company Common Stock issued by the Company to purchasers of the 2004 Debentures (the "2004 Warrants");

•	conversion feature of the Senior Subordinated Convertible Debentures due March 2009 issued by the Company (the "2005 Debentures");

•	Warrants to purchase Company Common Stock issued by the Company to purchasers of the 2005 Debentures (the "2005 Warrants");

•	Series A Preferred Stock issued by EnerDel, Inc., a subsidiary of the Company (the "Series A Preferred Stock");

•	Warrants to purchase Company Common Stock issued by the Company to Delphi Corporation (the "Delphi Warrants");

•	Series B Preferred Stock issued by the Company (the "Series B Preferred Stock");

•	Warrants to purchase Company Common Stock issued by the Company to the purchasers of the Series B Preferred Stock (the "Series B Warrants"); and

•
Warrants to purchase Company Common Stock issued by the Company to Ener1 Group, Inc. in connection with the acquisition by the Company of Ener1 Battery Company from Ener1 Group, Inc. (the "Battery Warrants," and together with the 2004 Warrants, 2005 Warrants, Delphi Warrants and Series B Warrants, the "Warrants").

Based on the guidance provided in EITF 00-19 and SFAS 133, the Company concluded that all of the financial instruments listed above other than the Series B Preferred Stock were derivatives that should be classified as liabilities in the Company's financial statements. The Company's analysis is described below.

Conversion Features of the Debentures and Series A Preferred Stock

The Company first determined that the embedded conversion features of the 2004 Debentures, the 2005 Debentures, and the Series A Preferred Stock should be bifurcated from the relevant host contracts and evaluated as separate instruments because the criteria in paragraph 12 of SFAS 133 were met with respect to each of these embedded conversion features.

Determination of Equity or Liability Classification for Bifurcated Conversion Features and Warrants

The Company next evaluated the embedded conversion features of the 2004 and 2005 Debentures and the Series A Preferred Stock, and the Warrants to determine whether these instruments should be classified as liabilities under EITF 00-19. Because the Battery Warrants do not include an explicit limit on the number of shares of Company Common Stock to be delivered upon exercise, in accordance with paragraphs 21 - 25 of EITF 00-19, the Company concluded that the Battery Warrants should be classified as a derivative liability. Because there is no explicit limit on the number of shares issuable upon exercise of the Battery Warrants, the Company can not conclude, for purposes of EITF 00-19, that the Company has sufficient authorized and unissued shares available to settle the Battery Warrants or any other instrument subject to SFAS 133 issued while the Battery Warrants are outstanding. For this reason, among others, the Company concluded that the embedded conversion features of the 2004 Debentures, 2005 Debentures and Series A Preferred Stock; and the Warrants are derivatives that should be classified as liabilities in the Company's financial statements.

Restatements

The derivative liabilities described above were not classified as such in the Company's historical financial statements. In order to effect this reclassification, the Company will restate its financial statements for the year ended December 31, 2004 and for the periods ended March 31 and June 30, 2005, and file amendments to its Annual Report for the year ended December 31, 2004 and Quarterly Reports for the quarters ended March 31 and June 30, 2005 reflecting these restatements as soon as practicable. The Company filed a Current Report on Form 8-K on December 21, 2005 stating that the Company's shareholders should no longer rely on the Company's previously filed financial statements for these periods.

Conversion Feature of Series B Preferred Stock

The terms of the Series B Preferred Stock provide that it will be convertible into Company Common Stock only if the Company files a registration statement to register an underwritten offering of Company Common Stock. Because the Company has not yet filed a registration statement for an underwritten offering of Company Common Stock, the Company concluded that the conversion feature of the Series B Preferred Stock did not exist at the date the Series B Preferred Stock was issued and did not exist as of September 30, 2005. If and when this contingency is resolved and the holder has the ability to convert the Series B Preferred Stock, the Company will evaluate whether the conversion feature of the Series B Preferred Stock should be deemed a derivative under SFAS 133.

Conversion of a Portion of the Principal of the 2004 Debentures

In 2004, a holder of the 2004 Debentures converted $300,000 in principal of the 2004 Debentures into common shares. The Company accounted for the conversion by debiting the principal amount of the 2004 Debentures by $300,000 and crediting common stock and additional paid in capital for the number of shares into which the $300,000 of principal was converted. Additionally, the Company adjusted the conversion feature of the 2004 Debentures to its fair value immediately prior to the conversion by recording an adjustment to gain (loss) on embedded derivative liabilities. Then the Company reduced the conversion feature proportionately for the principal amount converted by debiting the conversion derivative liability and crediting additional paid in capital.

When any of the 2004 or 2005 Debentures or the Warrants are no longer outstanding, the Company intends to debit the derivative liability associated with such instrument and credit additional paid in capital by such amount.

Quarterly Report for Quarter Ended September 30, 2005

As of the date of this letter, the Company filed its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005. The financial statements included in this Quarterly Report reflect the conclusions described above regarding the accounting treatment of the Company's debentures, warrants and preferred stock.

The Company also notes that the comment in your letter dated December 14, 2005 referenced comment 19 of your letter dated September 21, 2005, which asked the Company to explain how it accounted for a transaction in which EnerDel paid Enerstruct $1 million as a non-refundable prepayment for engineering services. The Company does not believe that the provisions of EITF 00-19 and SFAS 133 are relevant to an analysis of the transaction discussed in comment 19 and respectfully requests your guidance regarding the application of EITF 00-19 and SFAS 133 to this transaction.

We believe the foregoing is responsive to your comment. If you should have any questions or further comments, please direct them to A. Ernest Toth at (954) 556-4020 or to Stephen Glover of Gibson Dunn at (202) 955-8593.

Very truly yours,

By:	/s/ A. Ernest Toth, Jr.
A. Ernest Toth, Jr.
Chief Financial Officer

cc:  Mr. Martin James, Senior Assistant Chief Accountant, SEC
Mr. Kevin Kuhar, Staff Accountant, SEC
Mr. Kevin P. Fitzgerald, Chief Executive Officer, Ener1, Inc.